

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Kevin M. Fennell
Executive Vice President and Chief Financial Officer
Broadstone Net Lease, Inc.
207 High Point Dr., Suite 300
Victor, NY 14564

      Re: Broadstone Net Lease, Inc.
          Form 10-K for the year ended December 31, 2023
          File No. 001-39529

Dear Kevin M. Fennell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction